Exhibit 99.40
NEWS RELEASE
FOR IMMEDIATE RELEASE:
May 16, 2011
STUDENT TRANSPORTATION ADDS NEW CONTRACTS
Increasing Regional Density, Maintaining Contract Renewals, Integrated Acquisitions
Barrie, ON (May 16, 2011) — Student Transportation Inc. (STI) (TSX: STB) announced that it has been awarded several new contracts to provide pupil transportation beginning in the upcoming school year. The long term agreements will add about 250 vehicles and USD $13 million of annualized revenues. All these contracts increase the regional density of existing and new markets the company entered as part of its acquisition and growth strategy.
The new contract wins cover operations in Southern California, New Jersey, Rhode Island and Northern Ontario in Canada. The contract wins in Rhode Island were awarded subsequent to the recent acquisition of Ocean State Transit, which was a new state for the company. The New Jersey, California and Ontario Canada contract wins are “tuck-in’s” to existing regional operations.
“These are very strategic bid wins for us and it’s early in the season. Combined with our continued contract renewals which are key ingredients of a successful growth company, we are well poised for another solid year in fiscal 2012. We have several more bids to consider and many opportunities in the pipeline. Recently, interest in the conversion of school district-owned operations is increasing, and we are pleased to have the opportunity to partner with these districts through their Request for Proposal process,” said Chief Operating Officer Patrick Vaughan. “We look forward to serving our new customers and getting involved in the local communities, which contributes to our success. We know this is a local business.”
The company also reported the three recently completed acquisitions in Western, New York, New Jersey and Rhode Island are already fully integrated into the regional structure of the company’s operating subsidiary in the U.S. “We look forward to their positive contributions in the fourth quarter and beyond,” Vaughan noted.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding STA’s results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STA’s growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect STA’s current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com